Date    12 July 2000
Number  72/00

BHP ANNOUNCE DISCUSSIONS
ON GAG ISLAND NICKEL PROJECT

The Broken Hill Proprietary Company Ltd (BHP) today announced that it had reached agreement with Falconbridge Limited on the formation of a Joint Venture which may lead to development of the Gag nickel laterite project in Indonesia.

The basis of the agreement is that Falconbridge would spend US$75 million to earn a 37.5 per cent interest in the Gag Island nickel project.
It is expected the investment would primarily be directed towards completing a Gag Island project feasibility study, to be managed by Falconbridge, over the next 2 years.

A number of substantial matters need to be resolved before the Joint Venture can become effective including:
 . clarification of the commercial arrangements with P.T. Aneka Tambang;
 . clarification of the forestry classification on Gag Island; and . resolution of the scope of work for the proposed feasibility study.

Following completion of the Falconbridge earn-in, shareholders in the project would be BHP 37.5 per cent, Falconbridge 37.5 per cent and P.T. Aneka Tambang 25 per cent. Currently BHP holds a 75 per cent interest in the project and the remaining 25 per cent stake is held by P.T. Aneka Tambang.

The Gag Island nickel project is located in Republic of Indonesia. The current resource estimate which contains both oxide and silicate laterite zones is tabled below. At this stage there is no commitment to proceed with the project beyond the feasibility study.

Gag Island Project Mineral Resource Estimate
Resource Class         Tonnage* (Mt dry)       Nickel Grade    Cobalt Grade
Measured                  12 million            1.33%               0.09%
Indicated                 93 million            1.46%               0.07%
Inferred                  135 million           1.3%                0.09%
Total Resource            240 million           1.35%               0.08%
* - Totals have been rounded.

The Gag Island nickel project is consistent with BHP's strategy of adding material growth opportunities and further diversifying its minerals asset portfolio. The agreement with Falconbridge delivers on BHP's stated intention to seek an experienced nickel partner to assist in developing the project.

BHP is a global natural resources company with a regional steel focus.
Its portfolio includes copper, iron ore, coal, diamonds, oil and gas, silver, lead, zinc and steel making assets. BHP is Australian based with significant operations in Australia, New Zealand, Indonesia, Canada, USA, UK, Chile, Papua New Guinea, Brazil, Peru, Malaysia, Thailand and China.

Falconbridge is one of the world's leading nickel companies. It is based in Canada and has operations in Canada, The Dominican Republic, Norway and Chile.

P.T. Aneka Tambang is a publicly listed Indonesian mining company with interests in nickel, gold and bauxite.

Other BHP News Releases can be found on out internet site at:
http://www.bhp.com.au/press/news.htm

The information in this report that relates to mineral resources is based on information compiled by Andrew Bailey, who is a Fellow of the Australasian Institute of Mining and Metallurgy. Andrew Bailey is a full-time employee of BHP and has sufficient experience which is relevant to the style or mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 1999 Edition of the "Australaisian Code for Reporting of Mineral Resources and Ore Reserves". Andrew Bailey consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.




Contact:
MEDIA RELATIONS                 INVESTOR RELATIONS
Mandy Frostick                  Andrew Nairn
Manager Media Relations         Senior Business Analyst
Ph: 61 3 9609 4157              Ph: 61 3 9609 3952
Mob: 61 3 419 546 245


Candy Ramsey
BHP Investor Relations Houston
Tel:    (713) 961-8640
EMail: ramsey.candy.pa@bhp.com.au